                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 18)*

                               ITEL CORPORATION
                               (Name Of Issuer)

                        Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                  465642106
                                (CUSIP Number)


              SHELI Z. ROSENBERG, ROSENBERG & LIEBENTRITT, P.C.
           TWO NORTH RIVERSIDE PLAZA, SUITE 600, CHICAGO, IL  60606
                                (312) 466-3990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              NOVEMBER 28, 1994
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, incuding all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.  465642106                                         Page 2  of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RIVERSIDE PARTNERS
        36-3274337

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
        ILLINOIS

                  7  SOLE VOTING POWER
 NUMBER OF              5,714,017
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                5,714,017
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
        5,714,017

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.1%

14  TYPE OF REPORTING PERSON*
       PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  465642106                                         Page 3  of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        SZRL INVESTMENTS
        36-6561094

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
        ILLINOIS

                  7  SOLE VOTING POWER
 NUMBER OF              1,749,287
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                1,749,287
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
        1,749,287

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.9%



14  TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  465642106                                         Page 4  of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        EQUITY HOLDINGS
        36-3206542


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
        ILLINOIS

                  7  SOLE VOTING POWER
 NUMBER OF              100,000
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                100,000
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
        100,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .4%

14  TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  465642106                                         Page 5  of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ROBERT H. AND ANN LURIE TRUST
        36-6944487

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
        ILLINOIS

                  7  SOLE VOTING POWER
 NUMBER OF             62,416
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON               62,416
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
        62,416

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .2%

14  TYPE OF REPORTING PERSON*
        00


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  465642106                                         Page 6  of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        SAMUEL ZELL
        ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                  7  SOLE VOTING POWER
 NUMBER OF             0
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON               33,333
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
        33,333

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .1%

14  TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  465642106                                         Page 7  of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        SHELI ROSENBERG
        ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                  7  SOLE VOTING POWER
 NUMBER OF             26,576
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON               36,576
   WITH
                 10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
        36,576

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .1%

14  TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE INITIAL SCHEDULE 13D

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Since the date of filing of Amendment No. 17 to Schedule 13D, the following sales of Shares have occurred:



         Date            Selling                 Number of           Price per
                         Shareholder              Shares               Share
        -------          -----------             ---------           ---------
         7/20/94              SZRL                 22,700              $32.00

         8/12/94              SZRL                134,900               34.125

         10/5/94              SZRL                 45,600               32.50

         10/25/94             SZRL                 56,800               32.00

         10/26/94             SZRL                  7,900               31.875

         11/22/94             SZRL                 24,800               35.4839

         11/22/94           Riverside               1,800               35.4839

         11/23/94             SZRL                 34,600               35.2875

         11/28/94             SZRL                 43,180               34.6679

         11/29/94             SZRL                  2,800               34.625

         12/5/94              SZRL                  4,200               35.25

         12/6/94              SZRL                 10,700               35.125

         12/7/94              SZRL                 17,300               35.00

         12/8/94              SZRL                 19,100               34.8523

         12/9/94              SZRL                 30,100               34.25

         12/12/94             SZRL                 37,200               33.9826

         12/13/94             SZRL                 12,100               34.00

         12/15/94             SZRL                    700               34.25

Net Consideration received by SZRL for the sale of the 504,600 Shares was $17,098,878.86.

Net Consideration received by Riverside for the sale of the 1,800 Shares was $63,871.02.

Additionally, on August 1, 1994, Mrs. Rosenberg was granted options to purchase 5,000 Shares at $33.29 per Share. The options are exercisable after February 1, 1995, and expire on August 1, 2004.

As of the date hereof, and to the best knowledge of the Reporting Persons, there are 29,873,510 Shares issued and outstanding. The Shares of the Reporting Persons (including 43,333 obtainable by Mr. Zell and Mrs. Rosenberg by the exercise of options which are currently exercisable or which would be exercisable within 60 days) represent approximately 25.8% of the Shares which would be issued and outstanding upon the exercise of such options. Of such Shares, 5,714,017, or 19.1%, are owned beneficially by Riverside; 1,749,287, or 5.9%, by SZRL; 100,000, or .4%, by Equity; 62,416,
or .2%, by the Lurie Trust; 33,333, or .1%, by Mr. Zell; and 36,576, or .1%, by Mrs. Rosenberg. Mrs. Rosenberg disclaims beneficial ownership of an additional 1,065 Shares held in trust for her husband.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


DATED: December 16, 1994

RIVERSIDE PARTNERS, an Illinois           EQUITY HOLDINGS, an Illinois
limited partnership                       general partnership
By:   Samuel Zell Revocable Trust         By: Samuel Zell Revocable Trust
      under trust agreement dated         under trust agreement dated
      January 17, 1990, a general         January 17, 1990, a general partner
      partner




By:                                       By:
     ---------------------                    ---------------------
     Samuel Zell, Trustee                      Samuel Zell, Trustee

SZRL INVESTMENTS, an Illinois general     ROBERT H. AND ANN LURIE
partnership                               TRUST

By: Samuel Zell Revocable Trust
    under trust agreement dated
    January 17, 1990, a general partner   By:
                                              --------------------------------
                                               Sheli Z. Rosenberg, Co-Trustee



By:                                       By:
    ----------------------                   -------------------
    Samuel Zell, Trustee                       Samuel Zell




By:
    ------------------------
     Sheli Z. Rosenberg





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